Premier Holding Corp.

4705 West Addisyn Court

Visalia, California  93291

(559) 732-8177

July 21, 2011

Alicia Lam,  Attorney

Division of Corporate Finance

U.S. Securities and Exchange Commission

Mail Stop 3030

Washington, D.C. 20549

Re: Premier Holding Corp.

       Registration Statement on Form S-1

       Amended July 1, 2011 and July 5, 2011

       File No. 333-174049

       Form 10K/A for Fiscal Year Ended December 31, 2011

       Amended July 1, 2011

       File No. 000-53824

Dear Ms. Lam:

The company is in receipt of your comment letter of July 15, 2011.  The following are the Company’s responses to your comments, numbered as to correspond with the number of your comments.

Amendment 1 to Registration Statement on Form S-1 filed July 1, 2011

Registration Statement Facing Page

1.

The Company will offer the securities continuously over  a set nine month period, currently scheduled to terminate on March 31, 2012.  We have revised the disclosures to check the Rule 415 box on the facing page as well as added the undertakings required by Item 12(a) of Item 512(a) of Regulation S-K.

Prospectus Cover Page

2.

We have eliminated all references to the board of directors setting a share price in its discretion and have included the disclosures set forth in Item 505 of Regulation S-K in a new section on page 13 entitled “Determination of Offering Price” which include the board’s consideration of our market price and its volatility.

Use of Proceeds

3.

We have revised the disclosures on pages 7 and 13 to specify the particular uses of proceeds as legal and accounting fees, corporate salaries, printing of catalogs, advertising and working capital.   We have also eliminated the use of the term “infrastructure: to eliminate apparent confusion.

Management’s Discussion and Analysis of Financial Condition, page 15

4.

We have expanded the discussion on page 14 to include all the information required by Item 303 of Regulation S-K for the interim period.

Amendment No. 3 to Registration Statement on Form S-1/A filed July 5, 2011.

5.

We have included both accountants’ consents for the inclusion of their reports in this amended Registration Statement on Form S-1/A.

Amendment No. 1 to Form 10-K for fiscal year ended December 31, 2010

Exhibits 31.1 and 31.2

6.

We have amended our Form 10-K to include new revised and corrected certifications and have added an explanatory note to our amended filing.

I, on behalf of the Company, acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosures in the filing; (ii) Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense ion any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We will provide the written statement requested should we request acceleration of the effective date of the registration statement.

Sincerely yours,

/s/ Jack Gregory

JACK GREGORY

CEO

cc: Kenneth Eade

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